UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-229837

Protective Life Insurance Company

(Exact name of registrant as specified in its charter)

2801 Highway 280 South

Birmingham, Alabama 35223

(205) 879-9230

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in ProSaver Platinum Annuity Contract

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of as of the certification or notice date: Fewer than 300 holders of record as of the certification or notice date.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXPLANATORY NOTE

Protective Life Insurance Company has terminated the offering, under the Securities Act of 1933, as amended (the “1933 Act”), of the market value adjusted interests in the ProSaver Platinum Annuity Contract (“Interests”), removed from registration any Interests that remained unsold under the Form S-3 registration statement as of the close of business on March 16, 2021, and amended the terms of the Interests so that they qualify for the Section 3(a)(8) exemption from registration under the 1933 Act. This certification on Form 15 is being filed to suspend the Company’s duty to file reports, subject only to the Company’s obligation to file an Annual Report on Form 10-K for its 2020 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2021	PROTECTIVE LIFE INSURANCE COMPANY

	By:	/s/ Bradford Rodgers
	Name:	Bradford Rodgers
	Title:	Vice President and Senior Counsel